Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

1 September 2016

Mr. Charles Guidry
Ms. Mara Ransom
United States Securities
And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:          Koo’Toor Design, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed: August 19, 2016
File No. 333-212541

Dear Mr. Guidry:

We are in receipt of your correspondence dated August 30, 2016, and on behalf of Mr. Ruben Gonzales, President of Koo’Toor Design, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1/A Registration Statement for Koo’Toor Design.

General

1.  We note your response to comment 3 and reissue the comment.  Please confirm that you will provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Response:  Pursuant to Section 5(d) of the Securities Act, although the Company may engage in oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors, as such terms are defined in section 2301.144A and section 230.501(a) of title 17, Code of Federal Regulations, the Company, nor any person authorized to act on behalf of the Company, will not be presenting any written communications to potential investors until the S-1 Registration Statement is effective. Any written communication made to potential investors will be accompanied by an effective Registration Statement, or a link to the Securities Exchange Commission site where they can download the Registration Statement.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Ruben Gonzales at (714) 975-1043.

With best regards,

/s/Sharon D. Mitchell
Sharon D. Mitchell

cc:  Mr. Ruben Gonzales, President
       Koo’Toor Design, Inc.